The Yacktman Fund Fact Sheet September 30, 2010

Objective

The Yacktman Fund seeks long-term capital appreciation and, to a lesser extent, current income.

Performance

Average Annualized as of September 30, 2010
	1 Year	3 Years	5 Years	10 Years
Yacktman Fund	13.34%	7.47%	8.31%	12.35%

S&P 500 Index	10.16%	-7.16%	0.64%	-0.43%

The performance data quoted for the Yacktman Funds represents past performance.  Past performance does not guarantee future results.  The investment return and principal value of an investment will fluctuate so that the investor’s shares, when redeemed, may be worth more or less than their original cost.  The current performance may be higher or lower than the performance data quoted.  Performance current to the most recent month end can be obtained at www. yacktman.com or by calling 1-800-525-8258.  The fund imposes a 2% redemption fee on shares sold within 30 days or less after purchase.   Performance data does not reflect these redemption fees and if reflected returns would be lower.

This chart illustrates the performance of a hypothetical $10,000 investment made 10 years ago.  Assumes reinvestment of capital gains and dividends, but does not reflect the effect of any applicable sales charges or redemption fees.  This chart is not intended to imply any future performance and represents past performance.

Fund Facts

Ticker	YACKX
Total Net Assets (mil)	$2,784.80
Trailing P/E	13.8
Weighted Avg. Market Cap (bil)	78.9
Beta (5 years)	0.96
Turnover Ratio	3.03%
Common Equity Holdings	43
Expense Ratio	0.93%

Top 10 Holdings

News Corp. Cl. A	9.1%

PepsiCo Inc.	7.6%

Coca-Cola Co.	7.1%

Microsoft Corp	4.9%

Pfizer Inc.	4.6%

Johnson & Johnson	4.6%

Viacom Inc. Cl. B	4.5%

ConocoPhillips	4.4%

Procter & Gamble Co.	4.3%

Clorox Co.	4.1%

Components

The Yacktman Funds, Inc. 6300 Bridgepoint Parkway, Building One • Suite 320 • Austin Texas • 78730 1-800-525-8258 • www.yacktman.com

The Yacktman Fund Fact Sheet September 30, 2010

About the Advisor

Yacktman Asset Management Co. is an investment advisory firm that has served long-term oriented investors since 1992.  The organization is 100% internally owned and is investment adviser to The Yacktman Fund and The Yacktman Focused Fund as well as separate accounts for taxable and  tax-exempt organizations.

The firm seeks to be objective, patient, and diligent in its investment approach.  Yacktman Asset Management selects individual securities, analyzing investments from the bottom-up.

Portfolio Managers

Donald Yacktman

Portfolio Manager/Co-Portfolio Manager since 1992
40+ Years of Investment Experience

Stephen Yacktman

Co-Portfolio Manager since 2002
15+ Years of Investment Experience

Jason Subotky

Co-Portfolio Manager since 2009
15+ Years of Investment Experience

Disclosures

Beta is a measure of the portfolios sensitivity to the market. The Price to Earnings (P/E) Ratio reflects the multiple of earnings at which a stock sells.  The Standard and Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices that includes the reinvestment of dividends, but does not include adjustments for brokerage, custodian and investment management fees.  One cannot invest directly in an index.

Mutual fund investing involves risk.  Principal loss is possible. Investments in smaller companies involve additional risks such as limited liquidity and greater volatility.

The Global Industry Classification Standard (GICS®) was developed by and/or is the exclusive property of MSCI, Inc. and Standard & Poor Financial Services LLC (“S&P”).  GICS is a service mark of MSCI and S&P and has been licensed for use by U.S. Bancorp Fund Services, LLC.

An investor should consider the investment objectives, risks and charges and expenses of the Funds carefully before investing.  The Funds’ prospectus contains this and other important information about the Funds. The prospectus should be read carefully before investing.  An investor may obtain a prospectus at www.yacktman.com or by calling 1-800-525-8258.

Some information has been obtained from 3rd party sources believed to be reliable but the accuracy of the information cannot be guaranteed.  There are no assurances that the current portfolio composition will remain representative of the Fund’s future portfolio composition.

Fund holdings and sector allocations are subject to change at any time and are not recommendations to buy or sell any security.

The Yacktman Funds, Inc. 6300 Bridgepoint Parkway, Building One • Suite 320 • Austin Texas • 78730 1-800-525-8258 • www.yacktman.com

The Yacktman Focused Fund Fact Sheet September 30, 2010

Objective

The Yacktman Focused Fund seeks long-term capital appreciation and, to a lesser extent, current income.

Performance

Average Annualized as of September30, 2010

	1 Year	3 Years	5 Years	10 Years
Yacktman Focused Fund	13.23%	9.28%	9.55%	12.58%

S&P 500 Index	10.16%	-7.16%	0.64%	-0.43%

The performance data quoted for the Yacktman Funds represents past performance.  Past performance does not guarantee future results.  The investment return and principal value of an investment will fluctuate so that the investor’s shares, when redeemed, may be worth more or less than their original cost.  The current performance may be higher or lower than the performance data quoted.  Performance current to the most recent month end can be obtained at www. yacktman.com or by calling 1-800-525-8258.  The fund imposes a 2% redemption fee on shares sold within 30 days or less after purchase. Performance data does not reflect these redemption fees and if reflected returns would be lower.

This chart illustrates the performance of a hypothetical $10,000 investment made 10 years ago.  Assumes reinvestment of capital gains and dividends, but does not reflect the effect of any applicable sales charges or redemption fees.  This chart is not intended to imply any future performance and represents past performance.

Fund Facts

Ticker	YAFFX
Total Net Assets (mil)	$1,447.41
Trailing P/E	14.2
Weighted Avg. Market Cap (bil)	78.3
Beta (5 years)	0.98
Turnover Ratio	2.70%
Common Equity Holdings	30
Expense Ratio	1.25%

Top 10 Holdings

News Corp. Cl. A	9.7%

PepsiCo Inc.	9.4%

Coca-Cola Co.	7.9%

Pfizer Inc.	6.6%

Microsoft Corp.	5.9%

Clorox Co.	5.5%

Viacom Inc. Cl. B	4.8%

ConocoPhillips	4.2%

CR Bard Inc.	3.1%

Comcast Corp. Spl A	2.7%

Components

The Yacktman Funds, Inc. 6300 Bridgepoint Parkway, Building One • Suite 320 • Austin Texas • 78730 1-800-525-8258 • www.yacktman.com

The Yacktman Focused Fund Fact Sheet September 30, 2010

About the Advisor

Yacktman Asset Management Co. is an investment advisory firm that has served long-term oriented investors since 1992.  The organization is 100% internally owned and is investment adviser to The Yacktman Fund and The Yacktman Focused Fund as well as separate accounts for taxable and  tax-exempt organizations.

The firm seeks to be objective, patient, and diligent in its investment approach.  Yacktman Asset Management selects individual securities, analyzing investments from the bottom-up.

Portfolio Managers

Donald Yacktman

Portfolio Manager/Co-Portfolio Manager since 1992
40+ Years of Investment Experience

Stephen Yacktman

Co-Portfolio Manager since 2002
15+ Years of Investment Experience

Jason Subotky

Co-Portfolio Manager since 2009
15+ Years of Investment Experience

Disclosures

Beta is a measure of the portfolios sensitivity to the market.  The Price to Earnings (P/E) Ratio reflects the multiple of earnings at which a stock sells.  The Standard and Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices that includes the reinvestment of dividends, but does not include adjustments for brokerage, custodian and investment management fees.  One cannot invest directly in an index.

Mutual fund investing involves risk.  Principal loss is possible.  Investments in smaller companies involve additional risks such as limited liquidity and greater volatility.  The Fund is non-diversified, meaning it may concentrate its assets in fewer individual holdings than a diversified fund.  Therefore, the Fund is more exposed to individual stock volatility than a diversified fund.

The Global Industry Classification Standard (GICS®) was developed by and/or is the exclusive property of MSCI, Inc. and Standard & Poor Financial Services LLC (“S&P”). GICS is a service mark of MSCI and S&P and has been licensed for use by U.S. Bancorp Fund Services, LLC.

An investor should consider the investment objectives, risks and charges and expenses of the Funds carefully before investing.  The Funds’ prospectus contains this and other important information about the Funds.  The prospectus should be read carefully before investing.  An investor may obtain a prospectus at www.yacktman.com or by calling 1-800-525-8258.

Some information has been obtained from 3rd party sources believed to be reliable but the accuracy of the information cannot be guaranteed.  There are no assurances that the current portfolio composition will remain representative of the Fund’s future portfolio composition.

Fund holdings and sector allocations are subject to change at any time and are not recommendations to buy or sell any security.

The Yacktman Funds, Inc. 6300 Bridgepoint Parkway, Building One • Suite 320 • Austin Texas • 78730 1-800-525-8258 • www.yacktman.com